UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMAG Pharmaceuticals, Inc.

(Name of Subject Company)

AMAG Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

00163U106

(CUSIP Number of Class of Securities)

Joseph D. Vittiglio

AMAG Pharmaceuticals, Inc.

Executive Vice President, General Counsel,

Chief Business Officer & Corporate Secretary

1100 Winter Street

Waltham, Massachusetts 02451 (617) 498-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Jacqueline Mercier, Esq.

Lillian Kim, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned cash tender offer (the “Offer”) by Covis Mergerco Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Covis Group S.à r.l., a Luxembourg company (“Parent”), to acquire all of the issued and outstanding shares of the common stock, par value $0.01 per share, of AMAG Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 1, 2020, by and among Parent, Merger Sub, the Company, and (in respect of specific matters) Covis Finco S.à r.l., a Luxembourg company (the “Merger Agreement”). Upon the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) pursuant to Section 251(h) of the Delaware General Corporation Law with the Company as the surviving corporation.

•	Exhibit 99.1: Email sent to the employees of the Company on October 1, 2020

•	Exhibit 99.2: Email sent to the employees of the Company on October 1, 2020

•	Exhibit 99.3: Form email to the stakeholders of the Company

Additional Information and Where to Find It

The Offer referred to in this report has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the offer materials that Parent and Merger Sub will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will cause to be filed a tender offer statement on Schedule TO with the SEC, and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the Offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer statement and the solicitation/recommendation statement will be mailed to the Company’s stockholders free of charge. A free copy of the tender offer statement and the solicitation/recommendation statement will also be made available to all stockholders of the Company by accessing www.amagpharma.com or by contacting the Company’s Investor Relations contact at contactus@amagpharma.com. In addition, the tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov, upon filing with the SEC.

THE COMPANY’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements relate to future events or the Company’s future financial performance. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. The Company has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. The Company’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with the timing of the closing of the proposed Offer and Merger, including the risks that a condition to closing would not be satisfied or that any of the committed financing will not be available within the expected timeframe or at all or that the closing of the proposed Offer or Merger will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (iii) unanticipated difficulties or expenditures relating to the proposed Offer or the Merger, the response of business partners and competitors to the announcement of the proposed Offer or the Merger, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed Offer or the Merger; and (iv) those risks detailed in the Company’s most recent Annual Report on Form 10-K and any subsequent reports filed with the SEC, including its Current Reports on Form 8-K, its Quarterly Reports on Form 10-Q, including for the quarters ended March 31, 2020 and June 30, 2020, and any other documents that may be filed by the Company from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Exhibit Index

Exhibit Number	Description
99.1	Email sent to the employees of the Company on October 1, 2020
99.2	Email sent to the employees of the Company on October 1, 2020
99.3	Form email to the stakeholders of the Company